Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following management discussion and analysis is as of October 24, 2005 and should be read in conjunction with the audited consolidated financial statements of the Trust for the years ended December 31, 2004 and 2003, together with accompanying notes. Discussion with regard to the Trust’s 2005 outlook is based on currently available information. All amounts are stated in Canadian dollars except where otherwise indicated. Natural gas volumes have been converted to a crude oil equivalent using a ratio of 6 mcf to 1 bbl of oil.
Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“BOE”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”). BOE’s may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This management discussion and analysis includes forward-looking statements. All statements other than statements of historical facts contained in this management discussion and analysis, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in the Trust’s annual report.
Other sections of this management discussion and analysis may include additional factors which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

CRITICAL ACCOUNTING POLICIES
The Trust follows the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to its acquisition of, exploration for and development of oil and natural gas reserves. The Trust’s consolidated financial condition and results of operations are sensitive to, and may be adversely affected by, a number of subjective or complex judgments relating to methods, assumptions or estimates required under the full cost method of accounting concerning the effect of matters that are inherently uncertain. For example:
(i)	Capitalized costs under the full cost method are depleted and depreciated using the unit-of-production method, based on estimated proved oil and gas reserves as determined by independent engineers. To economically evaluate the Trust’s proved oil and natural gas reserves, these independent engineers must necessarily make a number of assumptions, estimates and judgments that they believe to be reasonable based upon their expertise and NI 51-101 guidelines. Were the independent engineers to use differing assumptions, estimates and judgments, then the Trusts’ consolidated financial condition and results of operations would be affected. For example, the Trust would have lower net earnings (or net losses) in the event the revised assumptions, estimates and judgments resulted in lower reserve estimates, since our depletion and depreciation rate would then be higher and it might also result in a write-down under the ceiling test. Similarly, the Trust would have higher net earnings in the event the revised assumptions; estimates and judgments resulted in higher reserve estimates.

(ii)	The Trust’s management also periodically assesses the carrying values of unproved properties to ascertain whether any impairment in value has occurred. This assessment typically includes a review of sales of similar property to determine a fair market value. These properties would be moved to the cost pool and depleted if this assessment indicates the fair market value is less than the capitalized costs. Were the Trust’s management to use differing assumptions, estimates and judgments, then the Trust’s consolidated financial condition and results of operations would be affected.
OVERVIEW
Enterra managed to achieve record revenue and cash flow in 2004 during its first full year as an oil and gas income trust. During the year, Enterra established its initial monthly distribution level at US$0.10 per unit. The first distribution was paid on January 15, 2004 for the month of December 2003. The distributions remained at US$0.10 per unit for three months and were increased US$0.01 per unit every three-month interval exiting 2004 with monthly distributions of US$0.14 per unit or a 40% increase during the year.
In 2004, Enterra drilled four 100% working interest wells in Sylvan Lake with a 50% success rate. These four wells were part of a development program that had commenced prior to Enterra converting to a Trust. During 2004, Enterra also farmed out a number of development wells, as per its business plan receiving a carried interest in 27 gross wells of which 26 were successful resulting in 6.5 net wells for a success rate of 96%.
PRODUCTION REVENUE
In 2004 production revenue increased by 50% from 2003 to $108.3 million (2003 — $72.1 million). During the year we experienced a 10% increase in commodity pricing from the previous year and production increased by 38% to 6,957 boe per day (2003 — 5,024 boe/day).
Enterra’s production in 2004 averaged 6,957 boe/day, consisting of 5,821 bbls/day of oil and 6,817 mcf/day of natural gas, on a mix of 84% oil and 16% natural gas. Enterra’s production in 2003 averaged 5,024 boe/day, consisting of 3,862 bbls/day of oil and 6,972 mcf/day of natural gas, on a mix of 77% oil and 23% natural gas.

Enterra’s production in Q4 of 2004 averaged 7,925 boe/day, consisting of 6,766 bbls/day of oil and 6,954 mcf/day of natural gas, for a mix of 84% oil and 16% natural gas. Enterra’s production in Q4 of 2003 averaged 5,206 boe/day, consisting of 4,110 bbls/day of oil and 6,572 mcf/day of natural gas, for a mix of 79% oil and 21% natural gas. The Trust exited 2004 at a rate of 7,258 boe/day, consisting of 5,905 bbls/day of oil and 8,118 mcf/day of natural gas, for a mix of 81% oil and 19% natural gas. This represents a 12% increase over the 2003 exit rate of 6,460 boe/day.
SUMMARIZED FINANCIAL AND OPERATIONAL DATA

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
(in Thousands except for volumes and per unit amounts)	Restated(1)	Restated(1)		Restated(1)	Restated(1)
Exit production rate (boe per day)	7,258	6,460	12%	7,258	6,460	12%
Production revenue	$33,593	$15,598	115%	$108,293	$72,097	50%
Average production volumes (boe per day)	7,925	5,206	52%	6,957	5,024	38%

Cash provided (used) by operating activities	$14,192	$(966)	1,569%	$42,345	$20,971	102%
Net earnings (loss)	$3,256	$(4,754)	168%	$14,027	$5,430	158%
Net earnings (loss) per unit	$0.13	$(0.25)	152%	$0.62	$0.29	114%
Average number of units outstanding	25,277	18,956	33%	22,518	18,787	20%
Average price per bbl of oil	$46.90	$31.79	48%	$43.00	$39.12	10%
Average price per mcf of natural gas	$6.87	$5.91	16%	$6.69	$6.65	1%
Production expenses per boe	$10.98	$6.19	77%	$9.23	$6.96	33%
General and administrative expenses per boe (cash portion)	$2.61	$2.18	20%	$1.71	$1.69	-1%

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.

QUARTERLY INFORMATION (In Thousand’s, except per share data)

	Q1	Q1	Q2	Q2	Q3	Q3	Q4	Q4
	2004	2003	2004	2003	2004	2003	2004	2003

Revenue	$21,648	$22,002	$27,585	$18,484	$25,467	$16,012	$33,593	$15,599

Net earnings (loss)	$2,396	$4,185	$4,454	$5,037	$3,921	$962	$3,256	($4,754)

Per unit, basic	$0.12	$0.23	$0.21	$0.27	$0.17	$0.05	$0.12	($0.26)

Per unit, diluted	$0.12	$0.21	$0.21	$0.25	$0.17	$0.05	$0.12	($0.26)

The quarterly information reflects a general trend to increasing revenue, and net earnings. Certain one time or unusual transactions distort the quarter over quarter comparisons. In Q1, Q2 and Q4 2004 the Trust recorded a $1.9 million, $.3 million and $1.0 million loss respectively related to several commodity hedge contracts for a total of $3.2 million for the year. These losses have resulted in reduced net earnings in the year. In Q4 2003, $5.8 million of expenditures were incurred to affect the transition to a Trust.
PRODUCTION REVENUE (in Thousand’s except for volumes and pricing)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change

Crude oil and natural gas liquids	$29,196	$12,022	143%	$91,611	$55,185	66%
Natural gas	4,397	3,576	-23%	16,682	16,912	-1%

Total production income	$33,593	$15,598	115%	$108,293	$72,097	50%

Volumes
Average oil production (in bbls/day)	6,766	4,110	65%	5,821	3,862	51%
Average gas production (in mcf/day)	6,954	6,572	6%	6,817	6,972	-2%

Average total production (in boe/day)	7,925	5,206	52%	6,957	5,024	38%

Exit oil production (in bbls/day)	5,905	4,890	21%	5,905	4,890	21%
Exit gas production (in mcf/day)	8,118	9,420	-14%	8,118	9,420	-14%

Exit total production (in boe/day)	7,258	6,460	12%	7,258	6,460	12%

Commodity Pricing Benchmarks
West Texas Intermediate (US$/bbl)	$48.28	$31.18	55%	$41.40	$31.10
Exchange rate (US$)	$0.80	$0.76	5%	$0.77	$0.72
Edmonton Par ($/bbl)	$57.71	$39.85	45%	$52.55	$43.39
NYMEX (US$/mmbtu)	$6.87	$5.44	26%	$6.09	$5.49
Alberta Spot ($/mcf)	$7.09	$5.69	24%	$6.79	$6.50

Commodity Prices received by Enterra
Average price received per bbl of oil	$49.90	$31.78	48%	$43.00	$39.15	10%
Average price received per mcf of natural gas	$6.87	$5.91	16%	$6.69	$6.65	1%

PRODUCTION EXPENSES
Production expenses increased by 84% in 2004 and by 170% in Q4 compared to their respective periods in 2003. These increases are a result of higher production rates, the acquisition of higher operating cost properties during the year and increased operating costs.
PRODUCTION EXPENSES (in Thousand’s except for percentages and per boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change

Production expenses	$8,007	$2,967	170%	$23,492	$12,762	84%

As a percentage of production revenue	24%	19%	25%	22%	18%	23%

Production expenses per boe	$10.98	$6.19	77%	$9.23	$6.96	33%

ROYALTIES
Royalties, including Crown, freehold and overriding royalties, increased by 39% in 2004 and by 103% in Q4 compared to their respective periods in 2003. These increases are the result of both the increased production in 2004 and the higher commodity prices in effect during the year. Most royalties are calculated on a sliding scale based on commodity prices. As commodity prices increase, so do the royalty rates.
ROYALTIES (in Thousand’s except for percentages and boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change

Royalties	$7,958	$3,916	103%	$24,527	$17,656	39%

As a percentage of production revenue	24%	25%	-6%	23%	24%	-8%

Royalties per boe	$10.91	$8.18	33%	$9.63	$9.63	0%

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative cash expenses increased by 41% in 2004 and 83% in Q4 compared to their respective periods in 2003. Approximately 80% of the increase in 2003 is the result of additional staffing requirements. Other areas that incurred higher expenses were marketing and travel costs, insurance premiums, and higher regulatory compliance costs both for the Canadian and U.S. exchanges. The non-cash portion of general and administrative expenses relates to the fair market value assigned to warrants and options issued.
GENERAL AND ADMINISTRATIVE EXPENSES (in Thousand’s except for percentages and per boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change

General and administrative expenses — cash portion	$1,906	$1,042	83%	$4,362	$3,104	41%

General and administrative expenses — non-cash portion	(606)	—	—	$78	$281	-72%

As a percentage of production revenue (cash portion)	6%	7%	-15%	4%	4%	-6%

General and administrative expenses per boe (cash portion)	$2.61	$2.18	20%	$1.71	$1.69	1%

INTEREST EXPENSE
Interest expense increased by 27% in 2004 and increased by 20% in Q4 compared to their respective periods in 2003. The 2004 increase is due to the higher average outstanding loan balances during the year. The increase in Q4 is due to the fact that, on average, the Q4 loan balances were higher in 2004 because of acquisitions and drilling activity in 2004 compared to 2003.
INTEREST EXPENSE (in Thousand’s except for percentages and per boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change

Long-term debt, including bank debt at end of period	$47,316	$38,128	24%	$47,316	$38,128	24%

Interest expense	$491	$410	20%	$2,222	$1,749	27%

As a percentage of production revenue	2%	3%	44%	2%	2%	-15%

Interest expense per boe	$0.67	$0.86	-21%	$0.87	$0.95	-8%

Depletion and Depreciation
Depletion and depreciation expense increased by 54% in 2004 and by 90% in Q4 compared to their respective periods in 2003. The increase is due to a higher production rate in the year and Q4 2004.
DEPLETION AND DEPRECIATION EXPENSE (in Thousands except for percentages and per boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
	Restated(1)	Restated(1)		Restated(1)	Restated(1)
Depletion and depreciation expense	$11,794	$6,210	90%	$35,976	$23,306	54%
As a percentage of production revenue	35%	40%	-13%	33%	33%	0%
Depletion and depreciation expense per boe	$16.18	$12.97	25%	$14.13	$12.71	11%

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.
INCOME AND CAPITAL TAXES
The Trust, pursuant to the Trust Indenture, is not subject to income tax as all of the taxable income of the Trust is distributed to unitholders in the form of taxable distributions. The fully owned subsidiaries of the Trust are subject to tax if the discretionary deductions available within the provisions of the Canadian Income Tax Act are inadequate to reduce taxable income to zero. These discretionary deductions are often referred to as tax pools.
Total tax expense reflected in the Consolidated Statements of Earnings is a combination of the Current and Future Income Tax provisions. The current tax expense relates to Large Corporation

Tax. Future Income tax expense reflects the temporary differences between the accounting value and the tax value of the pools, valued at the anticipated future tax rate when the temporary differences are anticipated to reverse.
The Trust has neither directly nor indirectly incurred current income tax liabilities since the formation of the Trust in 2003. A $0.8 million tax liability was acquired in conjunction with the purchase of Rocky Mountain Energy Corp. related to periods prior to acquisition. Management regularly reviews the potential for cash income taxes liabilities, and undertakes strategies to minimize this potential for taxes in future years. The Large Corporation Tax will continue in future years as a cash tax on the Trust.
The size of available tax pools is one indicator of the Trust’s ability to minimize cash income taxes in the future. Should tax pools become inadequate to reduce taxable income of the subsidiary corporations then cash income taxes will become due indirectly by the Trust. These cash taxes will reduce the funds available for distribution to unitholders.
TAX POOLS (in Thousand’s except for percentages)

	Year	Year
	2004	2003	Change
Estimated tax pools at December 31
Canadian oil and gas property expense (COGPE)	$22,901	$13,911	65%
Canadian exploration expense (CEE)	4,688	8,832	-47%
Canadian development expense (CDE)	36,312	43,463	-16%
Undepreciated capital cost (UCC)	29,234	31,308	-7%
Non-capital losses	32,235	478	6,644%
Other	1,444	2,428	-41%
	$126,814	$100,420	26%

Earnings
In 2003, earnings were reduced by the re-organization costs related to the conversion to a trust in the fourth quarter of 2003.
EARNINGS (in Thousands except for per unit amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
	Restated(1)	Restated(1)		Restated(1)	Restated(1)
Earnings (loss) before income taxes and non-controlling interest	$3,103	$(4,710)	166%	$14,415	$7,220	100%
Add (deduct) income taxes	226	$(377)	160%	$20	$(2,122)	-100%
Add (deduct) non-controlling interest	(73)	332	-121%	(408)	332	-223%
Net earnings (loss)	$3,256	$(4,755)	168%	$14,027	$5,430	158%
Net Earnings (loss) as a percentage of revenue	10%	30%	133%	13%	8%	63%
Net Earnings (loss) on a per boe basis	$4.47	$(9.92)	147%	$5.04	$2.95	71%
Per unit information
Net earnings (loss) per unit	$0.13	$(0.25)	152%	$0.62	$0.29	137%
Average number of units outstanding	25,277	18,956	33%	22,518	18,752	20%

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.

Cash Provided By Operating Activities
Cash provided (used) by operating activities grew in 2004 as compared with 2003. On an annual basis cash provided by operating activities was $42.3 million in 2004, an increase of $21.4 million from 2003. The increased cash from operating activities in 2004 as compared with 2003 was the result of a $8.6 million increase in net earnings adjusted by $12.8 million for non-cash items included in net earnings and changes in non-cash net working capital. Cash provided by operating activities was $14.2 million in Q4 2004, an increase of $15.2 million from Q4 2003. The increased cash from operating activities in Q4 2004 as compared with Q4 2003 was the result of a $8.5 million increase in net earnings adjusted for $6.7 million of non-cash items included in net earnings and changes in non-cash net working capital
CASH PROVIDED BY OPERATING ACTIVITIES (in Thousands except for per unit amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
	Restated(1)	Restated(1)	Restated(1)		Restated(1)
Net earnings (loss)	$3,256	$(4,755)	1,168%	$14,027	$5,430	158%
Add back depletion and depreciation	11,794	6,210	90%	35,976	23,306	54%
Add back (deduct) amortization of deferred financing charges	(18)	(27)	33%	33	262	-87%
Add (deduct) Non –controlling interest	73	(332)	122%	408	(332)	-223%
Add back (deduct) future income taxes	(396)	331	-203%	(280)	1,988	-114%
Deduct amortization of deferred gain	—	(1)		—	(238)	-100%
Asset Retirement Expenditures	—	(5)		—	(5)	%
Add back (deduct) non-cash expense related to warrants/ options	(606)	282	-315%	78	282	-72%
Change in accounts receivable	(2,137)	(146)	-1,364%	(4,393)	(1,429)	-207%
Change in prepaid expenses	(134)	23	-683%	(57)	195	-129%
Change in accounts payable and accrued liabilities	2,190	(2,431)	190%	(3,607)	(8,453)	57%
Change of income taxes payable	170	(115)	248%	160	(35)	557%

Cash provided by operating activities	$14,192	$(966)	1,569%	$42,345	$20,971	102%

Cash provided by operating activities as a percentage of revenue	42%	-6%	800%	39%	29%	34%

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.

CAPITAL EXPENDITURES
Capital expenditures, net of disposals, for the year ended December 31, 2004 were $65.2 million (2003 — $33.3 million) including $36.0 million of assets obtained through the acquisition of Rocky Mountain Energy Corp. and $20.0 for the acquisition of Eastern Central Alberta (see notes 4 and 5 to the Financial Statements). Proceeds on disposal of oil and gas properties were $1.1 million in 2004 (2003 — $18.3 million). These proceeds were used to reduce debt and replenish working capital. In addition to cash capital expenditures, $11.8 million of net Asset Retirement Obligations (“ARO”) were charged to Property Plant and Equipment.
CAPITAL EXPENDITURES (in Thousand’s except for percentages and per boe amounts)

	Year	Year
	2004	2003	Change

Property acquisitions	$30,385	$8,539	256%
Proceeds on disposal of properties	(1,177)	(18,263)	-94%
Drilling (exploration and development)	11,001	28,390	-61%
Facilities and equipment	24,475	14,368	70%
Other	555	280	98%

Net Additions before ARO	$65,239	$33,314	96%

RESERVES AND PRESENT VALUE SUMMARY
Enterra is required to comply with the National Instrument 51-101, issued by the Canadian Securities Administrators, in all its reserves related disclosures. NI 51-101 came into effect on September 30, 2003 and is applicable for financial years ended on or after December 31, 2003. NI 51-101 brought about significant changes in which reporting issuers manage and publicly disclose information relating to their oil and gas reserves, mandates annual disclosure requirements and prescribes new reserve definitions as follows:
Proved reserves (P90) — this is a conservative estimate of remaining reserves. For reported reserves this means there must be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves.
Proved plus Probable (P50) — this is a reasonable estimate of remaining reserves. For reported reserves there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the proved plus probable reserves. The probable reserves will no longer be risked by 50 percent as they are implicitly risked due to the nature of the new definition of reserves.
The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of oil and gas activities by reporting issuers and elevate reserves reporting to a higher level of accountability.
Reserve volumes and values at December 31, 2004 are based on Enterra’s interest in its total proved and probable reserves prior to royalties as defined in NI 51-101. Reserve volumes and values for years prior to 2003 are based on “established” (proved plus 50% probable) reserves prior to deduction of royalties. Under those definitions, probable reserves were discounted by an arbitrary risk factor of 50% in reporting established reserves. Under NI 51-101 reserves definitions, estimates are prepared such that the full proved and probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a “most likely case”). As such, the probable reserves now reported are already “risked”. Overall there were no material revisions to Enterra’s reserve volumes in transitioning to NI 51-101.
Enterra has its reserves evaluated by independent engineers every year. McDaniel and Associates Consultants Ltd. (“McDaniel”) independently evaluated Enterra’s 2004 reserves as at December 31, 2004.

Reserve Continuity
Oil and Gas (mboe)

	Proved	Probable	Total

December 31, 2002	7,376.30	3,694.60	11,070.90

Discoveries and extensions	2,800.60	860.1	3,660.70
Purchases	139.5	32.4	171.9
Dispositions	(1,707.20)	(929.6)	(2,636.80)
Production	(1,833.20)	—	(1,833.20)
Revision of prior estimates	(633.1)	(1,365.60)	(1,998.70)

December 31, 2003 (before East Central Properties acquisition)	6,142.90	2,291.90	8,434.80

Discoveries and extensions	185.7	81.3	267.0
Purchases (including East Central Properties acquisition)	3,544.2	1,362.0	4,906.2
Dispositions	(29.0)	(2.0)	(31.0)
Production	(2,550.5)	—	(2,550.5)
Revision of prior estimates	92.2	(1,709.3)	(1,617.1)

December 31, 2004	7,385.44	2,023.93	9,409.38

Proved plus probable reserves, including the Rocky Mountain Energy acquisition reserves of 3,428.2 mboe, increased by 11.6% to 9.4 mmboe from 8.4 mmboe at the end of 2003. Total proved reserves decreased by 20% to 7.3 mmboe from 6.1 mmboe at the end of 2003. Total probable reserves decreased by 12% to 2.0 mmboe from 2.2 mmboe at the end of 2003. Total proved reserves represent 78% (2003 — 72%) of total reserves.
Enterra’s finding costs over the last 3 years are highlighted below, along with the recycle ratios for each year. The recycle ratio is a critical measure of any success in the oil and gas industry. It compares the netbacks with the finding costs. Basically, a recycle ratio of 1 is a “break even point”, indicating that the enterprise earns the same amount when selling its production as it pays when finding new production.

Finding costs and recycle ratio (in $/boe, except for capital expenditures which are in thousand’s)

				3-year
	2004	2003	2002	Average

Capital expenditures (before ARO)	$66,416	$51,577	$35,881	$51,848

Reserves (1)
Proved reserves added in the year (in mboe)	3,729.9	2,940.1	3,502.8	3,391.0
Probable reserves added in the year (in mboe)	1,443.3	892.5	2,292.8	2,009.6

Established reserves added in the year (in mboe) (2)	5,173.2	3,832.6	4,649.3	5,018.5

Finding costs (1)
Proved reserves ($/boe)	$17.81	$17.54	$10.24	$15.13
Established reserves ($/boe)	$12.84	$13.46	$7.72	$11.27

Recycle ratio (netbacks divided by finding costs) (1)
Corporate netbacks ($/boe) (3)	$21.06	$19.93	$14.89	$19.67
Corporate recycle ratio (based on established finding costs)	$1.64	$1.48	$1.93	$1.75

Operating netbacks ($/boe) (4)	$23.67	$22.73	$18.33	$22.49
Operating recycle ratio (based on established reserves)	$1.84	$1.69	$2.38	2.00

(1)	The reserve, finding cost and recycle ratio numbers reported on this comparable table in the 2003 MD&A have been changed in the 2004 MD&A to achieve consistency with 2003 and 2004 financial statement reporting. In the previously reported numbers “total reserves” included the 3,428.2 mboe of reserve acquired with the East Central Alberta property purchased around the 2003 year end. As this purchase did not close until early January 2004 the reserve and related capital expenditure for this purchase is included only in 2004 reserve and finding cost numbers. This treatment is required to achieve consistency with the financial statements as reported for 2003 and 2004

(2)	Established reserves were proved plus 1/2 probable reserves in 2002, and proved plus probable reserves in 2003 and 2004

(3)	Corporate netbacks are production revenue less royalties, operating costs, G&A and interest expense

(4)	Operating netbacks are production revenue less royalties and operating costs
Enterra’s high finding costs in 2004 are largely caused by the acquisition of East Central Alberta properties. The acquisition cost of Rocky Mountain Energy Corp. is included in the capital additions for 2004 yet there is a disproportionately low incremental reserve addition for these properties in the McDaniel reserve evaluation at the end of the year. A reserve increase is anticipated upon completion of the proposed 2005 drilling programs.
An additional factor impacting finding costs in 2004 is the higher than normal expenditures on capital projects to maintain existing production. Examples of these projects are the consolidation of existing production facilities to lower operating costs and the replacement of existing failed pipelines.

Enterra Energy Trust — Estimated Petroleum and Natural Gas Reserves and Net Present Value
(December 31, 2004)

	Light/
	Medium	Heavy	Natural
	Oil	Oil	Gas	NGL’s	Total		NPV
	(MBBL)	(MBBL)	(MMCF)	(MBBL)	(MBOE)	0%	10%	15%

McDaniel report

Proved Producing	4,277.5	1,532.2	6,205.5	164.5	7,008.4	$126,444	$110,481	$103,971
Proved Non-Producing	30.2	0	1,148.9	27.8	249.5	$(980)	$(416)	$(231)
Proved Undeveloped	116.0	0	63.7	0.9	127.6	$2,802	$2,205	1,989

Total Proved	4,423.7	1,532.2	7,418.1	193.3	7,385.5	$128,266	$112,269	$105,729
Total Probable	1,196.4	478.6	1,805.3	47.9	2,023.9	$38,838	$26,132	$22,270

Total Proved & Probable	5,620.2	2,010.8	9,223.4	241.2	9,409.4	$167,104	$138,402	$127,999

CASH DISTRIBUTIONS
Enterra paid distributions of US$0.10 per unit for the first two months of 2004. The distribution was raised to US$0.11 per unit for the months of March, April and May, raised to US$0.12 per unit for the months of June, July and August, raised to US$0.13 per unit for the months of September, October and November and raised to US$0.14 per unit for the month of December 2004. Cash distributions are paid on the 15th of the following month (e.g. the March distribution would be paid on April 15).
For Canadian tax purposes 47.84% of the 2004 distributions are taxable income to unitholders for the 2004 tax year. The remaining 52.16% is a tax-deferred return of capital which will reduce the unitholder’s cost base of the unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.
Enterra’s distributions are typically qualifying dividend income for U.S. unitholders, without any portion deemed a return of capital.
OUTLOOK 2005
Enterra’s focus in 2005 continues to be on enhancing value for its unitholders by delivering a stable and growing monthly distribution, combined with a potential for a price appreciation of its trust units in the market place.
Our objectives for 2005 include:
—	a growing distribution from quarter to quarter

—	accretive reserve replacement through property acquisitions with development upside

—	maintaining an effective development program through farm-out and joint venture arrangements

—	maintaining an effective exploration program through joint venture arrangements

—	controlling and reducing operating costs

—	keeping our investors up-to-date with our plans through timely communications

—	a continued focus on per unit growth

LIQUIDITY AND CAPITAL RESOURCES
Enterra’s bank debt at December 31, 2004 was $43.9 million (2003 — $34.0 million). In both periods the funds were used to acquire capital assets and support ongoing operations. At December 31, 2004 Enterra’s bank facility consisted of a line of credit of $45.0 million (2003 — $34.7 million). The line of credit will reduce by $1 million per month until April 30, 2005 when the line will be set at $41 million. Interest on amounts drawn is based on the bank’s prime rate plus 1.6% to 2.0%.
In 2002 the Trust closed a sale-leaseback arrangement on some of its production and processing equipment for $5 million. The funds were used for the Trust’s 2002 drilling program. The lease agreement calls for 60 monthly payments of $88,802, with an option to purchase of $1 million on the last day of the 60th month. This arrangement is accounted for as a capital lease. At December 31, 2004 the balance outstanding on this capital lease was $3.4 million (2003 — $4.2 million).
On January 30, 2004 the Trust closed an acquisition of properties in East Central Alberta for $19.6 million. The effective date of the sale was October 1, 2003.
On February 20, 2004 the Trust completed a private placement of 1,049,400 Trust Units at a price of US$11.25 per unit for gross proceeds of US$11,805,750 (US$10,265,463 net of financing costs). These funds were used for drilling projects that Enterra began prior to its conversion to a Trust.
On June 30, 2004 the Trust completed a private placement of 1,650,000 Trust Units at a price of US$10.00 per unit for net proceeds of US$16,500,000. These funds will be used for property acquisitions.
Enterra’s strategy for growth in 2005 will be focused on property acquisitions, funded with a combination of additional debt and equity, and carried interest in properties it farms out.
The Trust has approximately $127 million in tax pools available at December 31, 2004 (2003 — $100 million).
The Trust had several costless collars and forward contracts in place during the year in order to reduce the volatility in crude oil pricing. Below is a summary of Enterra’s hedging operations in 2004:
HEDGING SUMMARY

DESCRIPTION	Quantity	Pricing
Contracts Settled in 2004
Oil contracts from January 1/2003 to June 30/2004	500 bbls of oil/day	US$26.75 per barrel
Oil contracts from January 1/2003 to June 30/2004	500 bbls of oil/day	US$26.68 per barrel
Oil contracts from January 1/2003 to June 30/2004	1,000 bbls of oil/day	C$38.50 per barrel
Oil contracts from July 1/2004 to December 31/2004	500 bbls of oil/day	C$40.50 per barrel
The Trust reflected a $3.2 million loss on these contracts in 2004. These financial derivative losses occurred as the posted commodity price at the time of contract settlement was higher than the contracted pricing as a result of the escalating oil and gas commodity pricing throughout the year. These losses were offset by higher revenue on production.
SENSITIVITIES
We are exposed to the normal risks inherent within the oil and gas sector, including commodity price risk, foreign-currency rate risk, interest rate risk and credit risk. We manage our operations in a manner intended to minimize our exposure, as described in note 12 to the consolidated financial statements.
Credit Risk
Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or joint venture partner. A substantial portion of our accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. We assess the financial strength of our customers and joint venture partners through regular credit reviews in order to minimize the risk of non-payment.
Foreign Exchange Risk
We are exposed to market risk from changes in the exchange rate between U.S. and Canadian dollars. The price we receive for oil and natural gas production is based on a benchmark expressed in U.S. dollars, which is the standard for the oil and natural gas industry worldwide. Our monthly distributions are also based on a value expressed in U.S. dollars. However, we pay our operating expenses, drilling expenses and general overhead expenses in Canadian dollars. Changes to the exchange rate between U.S. and Canadian dollars can adversely affect us. When the value of the U.S. dollar increases, we receive higher revenue and when the value of the U.S. dollar declines, we receive lower revenue on the same amount of production sold at the same prices. A change of $0.01 in the U.S. to CDN dollar would impact Enterra’s earnings by approximately $500,000 and our cash provided by operating activities by $400,000.
Commodity Price Risk
Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources. If the WTI oil price were to change by US$1.00 per bbl, the impact on our earnings would be approximately $1,300,000 and the impact on our cash flow would be approximately $2,000,000. If natural gas prices were to change by US$0.50 per mcf, the impact on our earnings would be approximately $800,000 and the impact on our cash provided by operating activities would be approximately $1,200,000. We periodically use hedges with respect to a portion of our oil and natural gas production to mitigate our exposure to price changes. While the use of these derivative arrangements limits the downside risk of price declines, such use may also limit any benefits which may be derived from price increases.
Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004, we had $43.9 million of indebtedness bearing interest at floating rates. If interest rate were to change by one full percentage point, the net impact on our earnings would be approximately $300,000 and the net impact on our cash provided by operating activities would be approximately $400,000.
Summarized below are Enterra’s sensitivities to various risks, based on its 2004 operations:

	Estimated 2005 Impact On:
Sensitivity	Net Income	Cash Flow
Crude oil — US$1.00/bbl change in WTI	$1,300,000	$2,000,000
Natural Gas — US$0.50/mcf change	$800,000	$1,200,000

Foreign Exchange — $0.01 change in U.S. to Cdn dollar	$500,000	$400,000
Interest rate — 1% change	$300,000	$400,000

RELATED PARTY TRANSACTIONS
There were no related party transactions in 2004 or 2003
OFF BALANCE SHEET ARRANGEMENTS
There were no off balance sheet arrangements in 2004 or 2003.
COMMITMENTS
The Trust has two ongoing commitments over the next five years, one related to the capital lease and the other related to the rental payments for our office space. The rental expense was $81,339 in 2004 (2003 — $299,132). These commitments are outlined below:

	2005	2006	2007	2008	2009	2010

Minimum capital lease payments	$1,065,620	$1,065,620	$1,799,215	$—	$—	$—
Rental payments re-office space	795,963	740,610	640,332	661,259	662,130	27,572

	$1,861,583	$1,806,230	$2,439,547	$661,259	$662,130	$27,572

NEW ACCOUNTING PRONOUNCEMENTS
Canadian Pronouncements
Hedging Relationships
In December 2001, The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13, “Hedging Relationships” (AcG-13). AcG-13 establishes certain conditions for when hedge accounting may be applied. The guideline is effective for years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark to market values of the option contracts relating to a financial period can either reduce or increase net income and net income per trust unit for that period. Enterra enters into financial instruments to manage its commodity price risk that does not qualify as hedges under the new accounting guideline. We have elected to not apply hedge accounting to any of our financial instruments. Effective January 1, 2004, we recorded the fair value of financial instruments as a liability of $1.0 million on the balance sheet. Future changes in fair value of the financial instruments were recorded as a gain or loss in oil and gas sales in the income statement.
Full Cost Accounting
Effective January 1, 2004, the Trust adopted Accounting Guideline 16, “Oil and Gas Accounting – Full Cost” which replaces AcG-5 – Full Cost Accounting in the Oil and Gas industry. AcG-16 modifies how the ceiling test is performed and is consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline modifies the ceiling test to be performed in two stages. The first stage requires the carrying value to be tested for recoverability using undiscounted future cash flows from proved reserves using forward indexed prices. If the carrying value is not recoverable, the second stage, which is based on the calculation of discounted future cash flows from proved plus probable reserves, will determine the impairment to the fair value of the asset.
Asset Retirement Obligations
Effective January 1, 2004, the Trust retroactively adopted CICA handbook Section 3110 “Asset Retirement Obligations”. The new recommendations require the recognition of the fair value of obligations associated with the retirement of long-lived assets to be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion expense which are included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying asset.

Unit-based Compensation
Effective January 1, 2004, the Trust adopted the fair value method of accounting for options on a retroactive basis, without prior period restatement. In the past, the Trust measured stock option compensation cost based on the intrinsic value of the award at the date of issuance. As the exercise price and the market price were the same as the grant date, no compensation cost was recognized on any option issuance. In 2003, the Trust disclosed pro forma net earnings and earning per unit as if compensation cost for the Trust’s unit-base compensation plan had been determined based on the fair value at the grant date for awards made under the plan subsequent to January 1, 2002. The estimated fair value of the options issued is determined using a Black-Scholes option-pricing model.
Changes in Accounting Policies
Non-controlling interest “NCI”)
On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust’s exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets.
Since the Enterra exchangeable shares (note 10) were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The amounts in excess of the carrying value of exchangeable shares are allocated to property, plant and equipment, to the extent possible, with any excess amounts being allocated to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings.
Prior to the adoption of EIC 151 trust units that would be issued upon conversion of exchangeable shares were included in the calculation of basic earnings per unit. As a result of the new standard exchangeable shares are excluded from the calculation of basic earnings per unit. However, they are included in the calculation of diluted earnings per unit.
Prior periods have been retroactively restated as required by the new accounting standard.
The following tables illustrate the impact of the new accounting policy for periods which have been presented for comparative purposes.

	Balance as
	reported prior
Balance Sheet as at	to NCI	Adjustments	Balance as
December 31, 2004	restatement	for NCI	restated

Property, plant and equipment	$146,910	$1,548	$148,458
Goodwill	29,991	19,279	49,270
Future income tax liability	21,526	602	22,128
Non-controlling interest	—	3,349	3,349
Unitholders’ capital	111,653	20,554	132,207
Exchangeable shares	3,276	(3,276)	—
Accumulated earnings	27,903	(405)	27,498
Basic weighted average number of units outstanding	23,327,728	(809,355)	22,518,373
Diluted weighted average number of units outstanding	23,560,785	(318,825)	23,241,960

	Balance as
Balance Sheet as at	reported prior to	Adjustments	Balance as
December 31, 2003	NCI restatement	for NCI	restated

Property, plant and equipment	$105,253	$7	$105,260
Goodwill	—	37	37
Future income tax liability	13,936	3	13,939
Non-controlling interest	—	3,125	3,125
Unitholders’ capital	32,838	41	32,879
Exchangeable shares	3,457	(3,457)	—
Accumulated earnings	13,785	332	14,117
Basic weighted average number of units outstanding	18,953,968	(202,334)	18,751,634
Diluted weighted average number of units outstanding	18,953,968	(40)	18,953,928

	Balance as
	reported prior
Statement of Earnings for the year ended	to NCI	Adjustments	Balance as
December 31, 2004	restatement	for NCI	restated

Depletion, depreciation and accretion	$35,438	$538	$35,976
Future income tax recovery	(71)	(209)	(280)
Net earnings before non-controlling interest	14,764	(329)	14,435
Non-controlling interest	—	408	408
Net earnings	14,764	(737)	14,027
Net earnings per unit — basic	$0.63	($0.01)	$0.62
Net earnings per unit — diluted	$0.63	($0.01)	$0.62

	Balance as
	reported prior
Statement of Earnings for the year ended	to NCI	Adjustments	Balance as
December 31, 2003	restatement	for NCI for NCI	restated

Non-controlling interest	$—	($332)	($332)
Net earnings	5.098	(332)	5,430
Net earnings per unit — basic	$0.27	$0.02	$0.29
Net earnings per unit — diluted	$0.27	—	$0.27

The retroactive implementation of EIC 151 had no impact on the statement of earnings for the year ended December 31, 2002.
Subsequent Events
(a)	On January 26, 2005 the Trust closed an acquisition of petroleum and natural gas properties for cash consideration of $12.3 million. At December 23, 2004, the Trust had made a refundable deposit on the property purchased in the amount of $2.4 million.

(b)	The Trust has a bonus plan that was presented for unitholder approval at the 2005 annual general meeting. As the payment of of the bonus was subject to unitholder approval it was not accrued for in the 2004 financial statements. The plan was approved by the Unitholders at the 2005 annual meeting resulting in the payment of a $1.6 million bonus in 2005 to officers and former officers, directors, employees and consultants of the Trust .

(c)	On February 20, 2005 the Trust completed a private placement of 500,000 Trust Units at a price of US$19.00 per unit for gross proceeds of US $9.5 million.

(d)	On February 25, 2005 the Trust. entered into a Letter of Intent with Rocky Mountain Gas, Inc. for the Trust to acquire all the issued and outstanding shares of Rocky Mountain Gas, Inc. On June 1, 2005, the acquisition closed for consideration of approximately $23.8 million, including $0.3 million of transaction cost. The consideration consisted of 736,842 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $16.7 million, 275,474 trust units valued at $6.3 million and $0.6 million in cash.

(e)	On April 27, 2005, the Trust announced an arrangement with Kingsbridge Capital Limited whereby Kingsbridge has committed to purchase U.S.$100 million Enterra trust units. The Trust is not obligated to access any of the capital available under this commitment yet has an option to draw on this commitment through installments for a period of 24 months or until the $100 million is fully drawn. In conjunction with the agreement, Kingsbridge was granted 301,000 warrants to purchase Trust Units at initially U.S.$25.77 per trust unit.

(f)	On May 31, 2005, the Trust and High Point Resources Inc. (“High Point”) entered into an agreement for the acquisition by the Trust of all of the issued and outstanding shares of High Point. On August 17, 2005, the acquisition closed for consideration of approximately $201.0 million, including $1.3 million of transaction cost. In addition the Trust assumed $75 million in debt. The consideration consisted of 7,490,898 trust units valued at $168.5 million and 1,407,177 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $31.7 million,

(g)	In August, 2005 the Trust resolved the statement of claims referred to in note 15 to the Consolidated Financial Statements at no cost to the Trust.